Hurco Companies, Inc.
One Technology Way
Indianapolis, IN 46268

March 9, 2011

VIA EDGAR
Jeff Jaramillo
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hurco Companies, Inc.
Form 10-K for year ended October 31, 2010
File No. 000-09143

Dear Mr. Jaramillo:

This letter responds to your letter dated February 28, 2011, which included your comments with respect to the periodic report noted above.

For the sake of convenience, we have reproduced each comment below with our response following.

A courtesy copy of this letter is also being sent to Julie Demarest.

Form 10-K for the year ended October 31, 2010

Financial Statements, page 31

Note 11.  Guarantees and Product Warranties, page 49

1.
Comment:  We noted from your tabular disclosure that your warranty accrual has decreased significantly from the beginning of fiscal 2008 to your accrual at the end of fiscal 2010.  In addition, we noted your related warranty provision has fluctuated significantly. However, we did not see any related discussion explaining the reason for the fluctuations between periods.  Please revise future filings to include a discussion of the significant change in your warranty provision and accrual so that investors may better understand the reasons for significant fluctuations.  Please provide us with your proposed revised disclosure as part of your response.  In this regard, please specifically tell us what factors caused your provision for warranties of $799 during 2009 to be significantly less than your provision for warranties during 2008 and 2010 of $2,944 and $2,170, respectively.

Securities and Exchange Commission	page 2
March 9, 2011

Response:  The factor primarily responsible for the decrease in the warranty accrual and provision from fiscal 2008 to fiscal 2009 is the decline in sales in fiscal 2009 as compared to fiscal 2008.  Similarly, one of the factors for the increase in the warranty accrual and provision from fiscal 2009 to fiscal 2010 is due to the increase in sales in fiscal 2010 as compared to fiscal 2009.   During fiscal 2010, we also introduced several new products and sold a higher mix of our higher performance machines that tend to have both a higher rate of warranty claim with a higher cost per claim.  These factors, coupled with the increased production within a relatively short period of time, were considered when increasing the warranty accrual and provision during fiscal 2010.

In future filings, when there has been a material fluctuation in the warranty accrual and provision from period to period, we will provide a more detailed disclosure of the reasons for the differences, similar to the explanation in the preceding paragraph for fiscal 2008-2010.

Definitive Proxy Statement to Schedule 14A

2.	Comment: Please tell us where you filed the proxy card.

Response:  The omission of the proxy card from the definitive proxy materials filed on January 25, 2011, was inadvertent.  We filed the proxy materials again on February 28, 2011 with a proxy card.  The company is using the "full set delivery" and not the notice of internet access option.  The company has confirmed that the printed proxy materials distributed to shareholders beginning on January 25, 2011 contained the proxy card.  In addition, the proxy has been available on the company's website www.hurco.com on the Investors page under proxy materials.

3.	Nominating and Governance Committee, page 11

Comment:  Please tell us, and revise future filings to disclose, whether, and if so how, your nominating and governance committee or board considers diversity in identifying nominees for directors, as required by Item 407(c)(2)(vi) of Regulation S-K.

Response:  Neither the Board of Directors nor the Nominating and Governance Committee currently has a policy with regard to the consideration of diversity in identifying nominees.  In future filings, the company will disclose that it has no such policy or, if such a policy is adopted in the future, the company will disclose the policy and how it is implemented.

Securities and Exchange Commission	page 3
March 9, 2011

On behalf of the company, I hereby acknowledge that:

–	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

–	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

–	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 298-2631 or in my absence, Sonja McClelland at (317) 298-2610.

Very truly yours,

John G. Oblazney
Vice President,
Chief Financial Officer